Form 51-102F3

Material Change Report

.

1.

Name and Address of Company

Bronx Ventures Inc.

#100 – 1255 West Pender Street

Vancouver, B.C.  V6E 2V1

2.

Date of Material Change

March 6, 2007

3.

News Release

News release was issued on March 6, 2007 and disseminated via Stock Watch and Bay Street News pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Change

Vancouver, British Columbia, March 6, 2007 – BRONX VENTURES INC. (the “Company”) wishes to announce that it will be changing its name from Bronx Ventures Inc. to ZAB RESOURCES INC. and splitting its common shares on the basis of one old for fifty new common shares under its new name, all effective as of March 19, 2007.

The Company will issue another news release shortly announcing when the Company’s shares shall commence trading under its new name, cusip number and symbol.

5.

Full Description of Material Change

Symbol:BRXVF.OTC Bulletin Board

Vancouver, British Columbia, March 6, 2007 – BRONX VENTURES INC. (the “Company”) wishes to announce that it will be changing its name from Bronx Ventures Inc. to ZAB RESOURCES INC. and splitting its common shares on the basis of one old for fifty new common shares under its new name, all effective as of March 19, 2007.

The Company will issue another news release shortly announcing when the Company’s shares shall commence trading under its new name, cusip number and symbol.

On Behalf of the Board of

Bronx Ventures Inc.

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President

For more information contact:

Bedo H. Kalpakian
Phone: (604) 681-1519
Email: bedo@bronxventures.com

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519.

9.

 Date of Report

This report is dated the 6th day of March, 2007.